

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 8, 2017

Michael P. Zechmeister
Chief Financial Officer
United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

      Re: **United Natural Foods, Inc.**
              Form 10-K for the Fiscal Year Ended July 30, 2016
              Filed September 28, 2016
              File No. 1-15723

Dear Mr. Zechmeister:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ William H. Thompson

              William H. Thompson
              Accounting Branch Chief
              Office of Consumer Products